UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
Estimated average burden
SCHEDULE 13D/A	hours per response. . . . . . .11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Great Lakes Dredge & Dock Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

390607 10 9

(CUSIP Number)

Madison Dearborn Partners, L.L.C.

Three First National Plaza, Suite 4600

Chicago, Illinois 60602

(312) 895-1000

c/o Mark Tresnowski, General Counsel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

August 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390607 10 9

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Madison Dearborn Capital Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power None

	9	Sole Dispositive Power None

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% of common stock (See Item 5)

14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Madison Dearborn Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power None

	9	Sole Dispositive Power None

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% of common stock (See Item 5)

14	Type of Reporting Person (See Instructions) PN

Item 1.                                   Security and Issuer.

The response set forth in Item 1 of the Schedule 13D is hereby incorporated by reference.

Item 2.                                   Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby incorporated by reference.

Item 3.                                   Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Pursuant to the Underwriting Agreement (as described in Item 4 below), on August 19, 2009, MDCP IV sold 14,257,572 shares of the Company’s common stock at a price of $5.49 per share, resulting in total proceeds to MDCP IV of $78,291,892.

Item 4.                                   Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Persons are engaged in the investment business and based on their analysis determined to dispose of all of their holdings in the Company via the 2009 Secondary Offering (as defined below).

On August 13, 2009, the Company, MDCP IV and certain other selling stockholders of the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters (the “Underwriters”) whereby MDCP IV agreed to sell 12,385,293 shares of the Company’s common stock and granted the Underwriters a 30-day option to purchase up to an additional 1,872,279 shares of the Company’s common stock to cover over-allotments, if any.  On August 14, 2009, the Underwriters exercised the over-allotment option in full.  On August 19, 2009, MDCP IV sold 14,257,572 shares of the Company’s common stock at a price of $5.49 per share, resulting in total proceeds to MDCP IV of $78,291,892 (the “2009 Secondary Offering”).  The Underwriting Agreement is incorporated by reference to Exhibit D hereto.

Item 5.                                   Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)—(b)      Following the 2009 Secondary Offering, MDCP IV beneficially owns 0 shares of the Company’s common stock, constituting 0.0% of the Company’s outstanding common stock.  Therefore, MDCP IV has no voting or dispositive power with respect to the Company’s common stock.  MDP IV, as the general partner of MDCP IV, may have been deemed to beneficially own and share voting and dispositive power with respect to the shares of Company common stock held by MDCP IV prior to the 2009 Secondary Offering.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.  The filing of this Schedule 13D/A by MDCP IV and MDP IV shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of common stock.

All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 58,504,542 shares of the Company’s common stock outstanding as of August 5, 2009, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Commission on August 7, 2009.

(c)                                  Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

(d)                                 To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Company common stock.

(e)                                  Inapplicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of the Underwriting Agreement set forth in Item 4 of this Schedule 13D/A is hereby incorporated by reference.

Item 7.                                   Material to be filed as Exhibits.

Exhibit A—Schedule 13D Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D filed with the Commission on January 5, 2007)

Exhibit B—Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s S-1/A filed with the Commission on July 20, 2007, Commission File Number 333-143888)

Exhibit C—Investor Rights Agreement (incorporated by reference to Exhibit 10.17 to Aldabra Acquisition Corporation’s Current Report on Form 8-K filed with the Commission on December 26, 2006)

Exhibit D—Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Commission on August 14, 2009)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2009
Madison Dearborn Capital Partners IV, L.P.

	By:	Madison Dearborn Partners IV, L.P.
	Its:	General Partner

	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Douglas C. Grissom
	Name:	Douglas C. Grissom
	Its:	Managing Director

Madison Dearborn Partners IV, L.P.

	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Douglas C. Grissom
	Name:	Douglas C. Grissom
	Its:	Managing Director